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Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income tax expense	$136,259	$151,731	$116,785	$110,027	$106,744
Fixed charges	117,240	98,262	80,017	56,404	40,154

Adjusted earnings	$253,499	$249,993	$196,802	$166,431	$146,898

Fixed charges:
Interest expense	$117,240	$98,262	$80,017	$56,404	$40,154

Ratio of earnings to fixed charges	2.2x	2.5x	2.5x	2.9x	3.7x

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  Exhibit 12.1
Senior Housing Properties Trust Computation of Ratios of Earnings to Fixed Charges (dollars in thousands)